May 20, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Arthur Sandel and Mr. Brandon Figg

Re:        Verizon ABS II LLC
Verizon Master Trust
Amendment No. 1 to Registration Statement on Form SF-3
Filed May 9, 2024
File Nos. 333-278415 and 333-278415-01

Dear Mr. Sandel and Mr. Figg:

On May 9, 2024, our client, Verizon ABS II LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to the Registration Statement on Form SF-3 (the “Amended Registration Statement”), including an amended form of prospectus for use in offering asset-backed notes (the “First Amended Prospectus”) and certain exhibits.  On May 14, 2024, we received a letter containing your comments (the “Comments”) to the Amended Registration Statement.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 2 to the Registration Statement on Form SF-3, including an amended form of prospectus (the “Second Amended Prospectus”) and an amended form of indenture (the “Amended Indenture”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the First Amended Prospectus, while references to page numbers of the prospectus in the Responses are to the Second Amended Prospectus.  References to page numbers of the form of indenture in the Responses are to the Amended Indenture.

Amendment No. 1 to Registration Statement on Form SF-3

Form of Prospectus
Description of the Notes
Payments of Interest, page 142

1.	Comment: We note your revisions in response to prior comment 6. Please make conforming revisions to the defined terms “Compounded SOFR” and “Corresponding Tenor” in the form of indenture.

Response:  We direct your attention to pages 5 and 6 of the Amended Indenture, where we have made conforming revisions with respect to the defined terms “Compounded SOFR” and “Corresponding Tenor”.

Priority of Payments, page 149

2.
Comment: We note your revisions in response to prior comment 7. However, we also note that certain language with respect to the first step of the priority of payments appears to have been inadvertently retained at the top of page 150. Please revise your disclosure to delete this language. Additionally, please make conforming revisions to your related disclosure on pages 14 and 31 regarding the first step of the priority of payments and to the corresponding operative provision in Section 8.2(c)(i) of the form of indenture.

Response:  We direct your attention to page 150 of the Second Amended Prospectus, where we have revised the disclosure to delete the inadvertently retained language, and to pages 14 and 31 of the Second Amended Prospectus, where we have made conforming revisions to the disclosure regarding the first step of the priority of payments.  We further direct your attention to page 58 of the Amended Indenture, where we have made conforming revisions to the corresponding operative provision in Section 8.2(c)(i).

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:            Karrie Schweikert, Esq., Verizon